

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-mail
Mr. Antony Mitchell
Chief Executive Officer
Imperial Holdings, Inc.
701 Park of Commerce Boulevard, Suite 301
Boca Raton, Florida 33487

> **Re: Imperial Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 14, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 13, 2013**
> **File No. 001-35064**

Dear Mr. Mitchell:

We have reviewed your September 27, 2013 response to our September 24, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please refer to prior comment one. We acknowledge your intention to amend the Form 10-K for the fiscal year ended December 31, 2012 and the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2013 to include revised Section 302 certifications.

Form 10-Q for Quarterly Period Ended June 30, 2013
Notes to Consolidated Financial Statements
(1) Description of Business
Revolving Credit Facility and Related Transactions, page 11

2.   Please help us understand why you believe that the fair value of your investment in life settlements is reasonable considering premiums you paid to keep the life settlements you acquired on April 30, 2013 in force through June 30, 2013 amounted to $20.7 million, which represents 14.8% of the $139.6 million June 30, 2013 fair value you determined for life settlements you acquired on April 30, 2013.

        Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions, regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant